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                                                                 EXHIBIT (a)(8)

                                  ATRION LOGO

                               November 16, 1998


Dear Stockholder:

     Atrion Corporation is offering to purchase up to 500,000 shares of its common stock at a price not greater than $9.00 nor less than $7.00 per share. The Company is conducting the Offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the specified price range at which you are willing to sell all or a portion of your shares to the Company.

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether to tender any or all shares.

     Please note that the Offer is scheduled to expire at 5:00 P.M., New York City time, on Tuesday, December 15, 1998, unless extended by the Company. Questions regarding the Offer should be directed to Georgeson & Company Inc., the Information Agent for the Offer, at Wall Street Plaza, New York, New York 10005, at the telephone number set forth in the enclosed materials.

                                Sincerely,


                                /s/ Emile A. Battat
                                Emile A. Battat
                                Chairman, President and Chief Executive Officer